SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

October 17, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Heather Clark

Re:	Fenbo Holdings Limited
Amendment No.1 to Registration Statement on Form F-1
Filed September 29, 2023
File No. 333-274448

Dear Ms. Clark:

We represent Fenbo Holdings Limited (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”) which is being filed via EDGAR simultaneously with this transmittal letter.

The purpose of this letter is to respond to the comment letter dated October 6, 2023, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Registration Statement. For your convenience, the comment has been reproduced below, followed by the Registrant’s response.

Amendment No. 1 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Six months ended June 20, 2023 compared to six months ended June 30, 2022 Results of Operations, page 58.

1. We note that you discuss the change in income (loss) before tax expense. In order to provide a balanced discussion, please revise to include a discussion of your changes in tax expense and net income (loss). Your December 31, 2022 results of operations should be similarly revised.

Response:

The disclosure has been revised to include a discussion of our changes in tax expense and net income (loss).

See pages 60 and 62.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Simon Lam of Centurion ZD CPA & Co. at +852 2126 2349 (email: simon@czdcpa.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

c:	Fenbo Holdings Limited
EF Hutton, division of Benchmark Investments, LLC
Sichenzia Ross Ference Carmel LLP
Centurion ZD CPA & Co.